Filed Pursuant to Rule 253(g)(2)

File No. 024-12267

FUNDRISE GROWTH EREIT III, LLC

SUPPLEMENT NO. 17 DATED January 10, 2025
TO THE OFFERING CIRCULAR DATED JANUARY 8, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (the “Company”, “we”, “our” or “us”), dated January 8, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 9, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the following a real estate-related loan to National Lending, LLC:

On January 8, 2025, we entered into a promissory note with an affiliate entity, National Lending, LLC (“National Lending”), pursuant to which we loaned National Lending a principal amount of $5,000,000 at an interest rate equal to five and three quarters percent (5.75%) per annum (the “Note”). The Note is due and payable on December 31, 2025. The Note is unsecured and is not subject to any prepayment penalties. The Note was reviewed and approved by both National Lending’s independent manager, as well as our independent representative.